UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong 523217

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Explanatory Note:

This Report of Foreign Private Issuer on Form 6-K/A is filed for the sole purpose to submit two additional exhibits to the Form 6-K filed on January 15, 2021, which continues to speak as of the date of its filing.

The Registrant hereby incorporates the information contained in this Report by reference into the Registration Statement on Form F-3, File No. 333-229505.

Exhibits.

4.1	Form of Warrant to purchase common shares (previously submitted)

4.2	Form of Placement Agent Warrant to purchase common shares (previously submitted)

5.1	Legal opinion of Campbells regarding BVI law

10.1	Form of Share Purchase Agreement, dated January 15, 2021, by and between the Company and the Investors. (previously submitted)

23.1	Consent of Campbells (incorporated by reference to Exhibit 5.1)

23.2	Consent of Friedman LLP (incorporated by reference to Exhibit 15.1 of the Annual Report on Form 20-F filed October 30, 2020)

99.1	Press Release dated January 15, 2021. (previously submitted)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: January 19, 2021	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer